As filed with the Securities and Exchange Commission on December 17, 2004

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Dominion Resources, Inc.

(Name of Subject Company (issuer))

Dominion Resources, Inc.

(Name of Filing Persons (issuer))

2003 Series G 2.125% Convertible Senior Notes due 2023

(Title of Class of Securities)

25746 UA P4

(CUSIP Number of Class of Securities)

Patricia A. Wilkerson, Vice President and Corporate Secretary

G. Scott Hetzer, Senior Vice President and Treasurer

120 Tredegar St.

Richmond, VA 23219

(804) 819-2000

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the filing person(s))

Copy to:

James F. Stutts Dominion Resources, Inc. 120 Tredegar St. Richmond, VA 23219 (804) 819-2000	D. Michael Jones McGuireWoods LLP 901 East Cary Street Richmond, VA 23219 (804) 775-1181

CALCULATION OF FILING FEE

Transaction Valuation(a)	Amount of Filing Fee
$219,450,000	$27,805

(a)	Estimated solely for the purpose of determining the registration fee, and calculated based on the book value of the Registrant’s 2003 Series G 2.125% Convertible Senior Notes due 2023, reduced by an exchange fee of $2.50 for each $1,000 principal amount. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $126.70 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,805

Form or Registration No.: Form S-4 (333-120339)

Filing Party: Dominion Resources, Inc.

Date Filed: November 10, 2004

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO originally filed with the Securities Exchange Commission on November 10, 2004 by Dominion Resources, Inc., a Virginia corporation (“Dominion”), as amended by Amendment No. 1 filed by Dominion on December 10, 2004 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to Dominion’s offer to exchange $1,000 principal amount of Dominion’s 2004 Series C 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted outstanding 2003 Series G 2.125% Convertible Senior Notes due 2023 (the “Old Notes”) upon the terms and subject to the conditions contained in the preliminary prospectus issued December 9, 2004 (as may be supplemented and amended, the “prospectus”) and the related letter of transmittal, which are parts of Dominion’s Registration Statement on Form S-4 (File No. 333-120339), originally filed with the SEC November 10, 2004 (as may be supplemented and amended, the “Registration Statement”), and are incorporated herein by reference.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

Dominion’s offer to exchange $1,000 principal amount of New Notes and an exchange fee of $2.50 for each $1,000 principal amount of validly tendered and accepted outstanding Old Notes expired at 12:00 midnight, New York City time, on December 16, 2004.

Based on information provided by JPMorgan Chase Bank, N.A., the exchange agent for the exchange offer, as of the expiration date, $219,283,000 principal amount at maturity of Old Notes (including tenders by notice of guaranteed delivery), representing 99.67 percent of the outstanding Old Notes, had been tendered for exchange. All Old Notes properly tendered have been accepted for exchange.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DOMINION RESOURCES, INC.

By:	/s/ G. Scott Hetzer
Name: G. Scott Hetzer
Title: Senior Vice President and Treasurer

Dated: December 17, 2004

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